Exhibit 99.1

Dear Shareholders,

The Annual General Meeting of Shareholders of Globant S.A. (the ‘‘Company’’) will be held on May 8, 2017, at 16.00 (CET), at the registered office of the Company (37A, avenue J.F. Kennedy, L-1855 Luxembourg). Immediately following the conclusion of the Annual General Meeting of Shareholders, the Company will hold an Extraordinary General Meeting of Shareholders for the purpose of approving an increase and an extension of the duration of the authorized capital of the Company, as well as certain amendments to the articles of association of the Company, as more fully described in the agenda of that meeting.

Because the Company is a Luxembourg company, its affairs are governed by the provisions of the laws of Luxembourg (the “Luxembourg Laws”). Under the provisions of the Luxembourg Laws, the Company’s accounts for the financial year ended December 31, 2016 must be submitted to shareholders on a consolidated basis under international financial reporting standards as endorsed by the European Union (“EU IFRS”) and an unconsolidated basis in accordance with the generally accepted accounting principles of Luxembourg (‘‘Luxembourg GAAP’’). The Company’s accounts for the financial year ended December 31, 2016 were also prepared on a consolidated basis in accordance with international financial reporting standards (‘‘IFRS’).

Enclosed with this mailing are the convening notice to the Annual General Meeting and the Extraordinary General Meeting of Shareholders, a proxy card relating thereto, the IFRS and the EU IFRS consolidated accounts of the Company as of and for the financial year ended December 31, 2016 and the Company’s annual accounts as of December 31, 2016 together with the relevant management reports of the Board of Directors, the audit reports and the report of the Board of Directors prepared in accordance with article 32-3(5) of the law of 10 August 1915 on commercial companies, as amended and the draft of the updated articles of association of the Company showing the amendments to be adopted at the Extraordinary General Meeting of Shareholders.

Please promptly sign, date and return the enclosed proxy card so that your shares can be voted at the Annual General Meeting and at the Extraordinary General Meeting. Please mail or email your proxy promptly to ensure that your proxy will be received in time for the meetings.

I recommend you vote as suggested by respectively the Board of Directors, the Corporate Governance and Nominating Committee, the Audit Committee and the Compensation Committee.

Sincerely,

/s/ Martin Migoya

Martin Migoya

Chairman of the Board of Directors

April 7, 2017

1

GLOBANT S.A.

société anonyme

37A, avenue J.F. Kennedy,

L-1855 Luxembourg

R.C.S. Luxembourg B 173727

(the “Company”)

Convening Notice to the Annual General Meeting and Extraordinary General Meeting of Shareholders to be held on May 8, 2017 at the registered office of the Company.

Dear Shareholders,

The Board of Directors of the Company (the “Board”) is pleased to invite you to attend the Annual General Meeting of Shareholders of the Company to be held on May 8, 2017, at 16.00 (CET), at the registered office of the Company (37A, avenue J.F. Kennedy, L-1855 Luxembourg).

Immediately following the conclusion of the Annual General Meeting of Shareholders, the Company will hold an Extraordinary General Meeting of Shareholders at the same place.

The agenda of the meetings are the following:

AGENDA OF THE ANNUAL GENERAL MEETING, PROPOSED RESOLUTIONS AND RECOMMENDATIONS.

1. Acknowledgement of the postponement of the date of the Annual General Meeting.

No vote is required on this item of the agenda.

2. Presentation of the reports of the independent auditor and of the reports of the Board of Directors of the Company on the consolidated accounts as of and for the financial year ended on December 31, 2016 and on the annual accounts of the Company for the financial year ended on December 31, 2016.

No vote is required on this item of the agenda.

3. Approval of the consolidated accounts of the Company prepared under EU IFRS and IFRS as of and for the financial year ended December 31, 2016.

Draft resolution (Resolution I)

“The general meeting, after having reviewed the management report of the board of directors and the report of the independent auditor of the Company, approves the consolidated accounts of the Company prepared under EU IFRS and IFRS for the financial year ended December 31, 2016.”

Recommendation:

The Board recommends a vote FOR approval of the Company’s consolidated accounts under EU IFRS and IFRS as of December 31, 2016, after due consideration of the management report and the independent auditor report on each of such consolidated accounts.

2

4. Approval of the Company’s annual accounts under LUX GAAP as of and for the financial year ended December 31, 2016.

Draft resolution (Resolution II)

“The general meeting, after having reviewed the management report of the board of directors and the report of the independent auditor of the Company, approves the annual accounts of the Company under Lux GAAP for the financial year ended on December 31, 2016.”

Recommendation:

The Board recommends a vote FOR approval of the Company’s annual accounts as of December 31, 2016, after due consideration of the management report and the report from the independent auditor on such annual accounts.

5. Allocation of results for the financial year ended December 31, 2016.

Draft resolution (Resolution III)

“The general meeting acknowledges that the Company has made a loss of USD $ 3,531,244.41 during the financial year ended December 31, 2016 and resolves to carry forward this loss of USD $3,531,244.41 to the next financial year.”

Recommendation:

Notwithstanding the gain of USD $ 35,862,000 made by the Company in its consolidated financial statements for the financial year ended on December 31, 2016, during the same period the Company has made a loss of USD $3,531,244.41 in its stand-alone individual financial statements. This loss is primarily a strategic business reorganization process being implemented by the Company´s management to allow the Company to achieve a more efficient corporate structure. As a result of this reorganization, the Company’s management decided to record an adjustment on the value of its subsidiary, Huddle Investment LLP (“Huddle”), given that Huddle used to be the holding of certain other subsidiaries which, as a result of this business reorganization, are being dissolved and their business absorbed by other subsidiaries. In addition, the Company also incurred in certain costs and expenses related to the application it made during the month of August to list its common shares for trading in the regulated market of the Luxembourg Stock Exchange.

The Board recommends the following allocation of the result:

Result of the financial year	USD	- 3,531,244.41
Allocation to the legal reserve	/	/
Distribution of dividends	/	/
Result to be carried forward to the following year	USD	- 3,531,244.41

6. Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the financial year ended December 31, 2016.

Draft resolution (Resolution IV)

“The general meeting grants full and total discharge to the members of the board of directors for the exercise of their mandates during the financial year ended on December 31, 2016.”

Recommendation:

In accordance with applicable Luxembourg law and regulations, the Corporate Governance and Nominating Committee recommends that, upon approval of the Company’s annual accounts as of December 31, 2016, all directors who were members of the Board during the financial year ended December 31, 2016, be discharged from any liability in connection with the management of the Company’s affairs during such financial year.

The Corporate Governance and Nominating Committee recommends a vote FOR the discharge (quitus) of the members of the Board for the proper exercise of their mandate during the financial year ended December 31, 2016.

3

7. Approval and ratification of the stock options granted to the members of the Board of Directors during the financial year ended on December 31, 2016.

Draft resolutions (Resolution V)

“The general meeting approves and ratifies the following stock options granted to certain members of the board of directors during the financial year ended December 31, 2016:

Name	Stock Options
Martin Migoya	120,000
Martin Gonzalo Umaran	25,000
Guibert Andres Englebienne	40,000
Francisco Alvarez-Demalde	27,000
Total	212,000

Recommendation

In accordance with the charter of the Compensation Committee adopted by the Board, the Compensation Committee is tasked with, among other functions, setting compensation for the directors of the Company.

During the financial year ended December 31, 2016 an aggregate number of two hundred twelve thousand (212,000) stock options have been granted by the Company to certain of its directors. Such stock options have an exercise price, in all cases, equal to the price of the Company´s common shares as quoted by the New York Stock Exchange at the close of business on the date of the grant and will vest, subject to customary conditions of permanence in service, in equal installments of 25% over a four-year term, commencing on the first anniversary of the date of each grant.

The Compensation Committee recommends a vote FOR the approval and ratification of the the following stock options granted by the Company during the financial year ended December 31, 2016:

- Mr. Martín Migoya: 120,000 stock options.

- Mr. Martín Umaran: 25,000 stock options.

- Mr. Guibert Englebienne: 40,000 stock options.

- Mr. Francisco Alvarez-Demalde: 27,000 stock options.

8. Approval of the cash compensation of the members of the Board of Directors for the financial year ending on December, 31 2017.

Draft resolutions (Resolution VI)

“The general meeting approves the following compensation for the members of the board of directors for the financial year 2017:

Name	$USD Cash
Martin Migoya	-
Martin Gonzalo Umaran	-
Guibert Andres Englebienne	-
Francisco Alvarez-Demalde	70,000
Mario Vazquez	100,000
Philip Odeen	50,000
David J. Moore	-
Marcos Galperin	50,000
Linda Rottenberg	100,000
Total	370,000

“

4

Recommendation

In accordance with the charter of the Compensation Committee adopted by the Board, the Compensation Committee is tasked with, among other functions, setting compensation for the directors of the Company.

It is contemplated that the following fees, in the aggregate amount of three hundred seventy thousand US dollars (USD $370,000), be paid to certain directors of the Company for the financial year ending December 31, 2017. Such fees include fees payable to Mrs. Linda Rottenberg, subject to her appointment as a member of the Board of Directors by the affirmative vote of the shareholders at the annual general meeting:

Name	Cash US$
Martin Migoya	-
Martin Gonzalo Umaran	-
Guibert Andres Englebienne	-
Francisco Alvarez-Demalde	70,000
Mario Vazquez	100,000
Philip Odeen	50,000
David J. Moore	-
Marcos Galperin	50,000
Linda Rottenberg	100,000

The proposed foregoing fees be paid during this financial year and up to the date of the general meeting of shareholders during which the approval of the annual accounts of the Company for the financial year ended December 31, 2017 shall be resolved.

The Compensation Committee recommends that no compensation is paid to non-independent directors for the financial year 2016.

The Compensation Committee recommends a vote FOR the proposed compensation of certain directors for the financial year ending December 31, 2017.

9. Appointment of Deloitte Audit as independent auditor for the annual accounts and the EU IFRS Consolidated Accounts of the Company for the financial year ending on December 31, 2017.

Draft resolution (Resolution VII)

“The general meeting renews the mandate of Deloitte Audit as independent auditor for the standalone accounts and the EU IFRS consolidated accounts of the Company for the financial year ending December 31, 2017 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2018.”

Recommendation

In accordance with the charter of the Audit Committee adopted by the Board, the Audit Committee is tasked with, among other functions, the oversight of the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements.

The Audit Committee recommends a vote FOR the re-appointment of Deloitte Audit as independent auditor for the standalone accounts and the EU IFRS consolidated accounts of the Company as of December 31, 2017 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2018.

5

10. Appointment of Deloitte & Co S.A. as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending December 31, 2017.

Draft resolution (Resolution VIII)

“The general meeting appoints Deloitte & Co S.A., as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending December 31, 2017 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2018.”

Recommendation

In accordance with the charter of the Audit Committee adopted by the Board, the Audit Committee is tasked with, among other functions, the oversight of the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements.

The Audit Committee recommends a vote FOR the appointment of Deloitte & Co S.A. as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending December 31, 2017 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2018.

11. Appointment of Mrs. Linda Rottenberg as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2020.

Draft resolution (Resolution IX)

“The general meeting appoints Linda Rottenberg as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2020.”

Recommendation

The directors are appointed by the General Meeting of Shareholders for a period of up to four (4) years; provided, however, the directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year; provided further, that such four-year term may be extended up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

In accordance with the charter of the Corporate Governance and Nominating Committee adopted by the Board, the Corporate Governance and Nominating Committee is tasked with, among other functions, identifying individuals believed to be qualified as candidates to serve on the Board and selecting such candidates for all directorships to be filled by the Board or by the shareholders at an annual or special meeting.

The Corporate Governance and Nominating Committee would like to note that Mrs. Rottenberg has the background described below, which, in the opinion of the Committee, qualifies her to serve on the Board due to her expertise and experience:

Mrs. Linda Rottenberg

Named one of “America’s Best Leaders” by U.S. News and one of TIME’s 100 “Innovators for the 21st century,” Linda Rottenberg is among the foremost experts on entrepreneurship, corporate innovation, and leadership. Dubbed the “Entrepreneur Whisperer,” Rottenberg has won acclaim for her pioneering work, with profiles in the Wall Street Journal, Forbes, The Economist, and appearances on GMA, The Today Show, Morning Joe, and more. For years, Rottenberg was known as “La Chica Loca” (the crazy girl) for insisting that scalable entrepreneurs existed in emerging and growth markets.

6

As co-founder and CEO of Endeavor, www.endeavor.org, Rottenberg has led the global entrepreneurship movement for two decades. Headquartered in New York, with 50 offices worldwide, Endeavor rigorously selects, mentors, and co-invests in innovators with the greatest potential to grow their businesses and move the needle of their economies. Currently, the 1,300+ Endeavor Entrepreneurs, screened from over 47,000 candidates, provide 600,000 jobs and generate $8BN+ in annual revenues. Today, Rottenberg also leads Endeavor Catalyst LP Funds I and II, rules-based funds that invest in Endeavor Entrepreneurs.

Rottenberg is the author of the New York Times bestseller, CRAZY IS A COMPLIMENT: The Power of Zigging When Everyone Else Zags. Additionally, Rottenberg serves on the boards of ZAYO (NYSE: ZAYO), the world’s leading bandwidth infrastructure group, and Olo, a premier online ordering platform. She is a member of Young Presidents Organization (YPO) and served on the entrepreneurship steering committee of the World Economic Forum.

A graduate of Harvard University and Yale Law School, Linda Rottenberg lives in Brooklyn with her husband and daughters.

After careful review of the merits of Mrs. Rottenberg, the Corporate Governance and Nominating Committee recommends a vote FOR the election of Mrs. Linda Rottenberg as a director of the Company for a term to expire at the annual general meeting of shareholders of the Company to be held in 2020.

12. Re-appointment of Mr. Martín Gonzalo Umaran as member of the board of directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2020.

Draft resolution (Resolution X)

“The general meeting re-apppoints Martin Gonzalo Umaran as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2020.”

Recommendation

The directors are appointed by the General Meeting of Shareholders for a period of up to four (4) years; provided however the directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and provided further that such four-year term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

In accordance with the charter of the Corporate Governance and Nominating Committee adopted by the Board, the Corporate Governance and Nominating Committee is tasked with, among other functions, reviewing and making recommendations to the full Board, or determining whether members of the Board should stand for re-election.

The Corporate Governance and Nominating Committee would like to note that Martín Gonzalo. Umaran, in addition to being one of the four founders of the Company and the Company´s current Chief of Staff, has the background described below, which, in the opinion of the Committee, qualifies him to serve on the Board due to his expertise and experience:

Martín Gonzalo Umaran

Mr. Umaran has served as a member of our board of directors since 2012 as well as Chief of Staff since 2013. As Globant’s Chief of Staff, Mr. Umaran is responsible for coordinating our back office activities, supporting executives in daily projects and acting as a liaison to our senior management. He is also responsible for our mergers and acquisitions process and for strategic initiatives. From 2005 to 2012, he served as Globant’s Chief Operations Officer and Chief Corporate Business Officer, in charge of managing our delivery teams and projects. Together with the three other Globant co-founders, Mr. Umaran was selected as an Endeavor Entrepreneur in 2005. Mr. Umaran holds a degree in mechanical engineering from Universidad Nacional de La Plata (UNLP). We believe that Mr. Umaran is qualified to serve on our board of directors due to his intimate familiarity with our company and his perspective, experience, and operational expertise in the technology services industry that he has developed during his career as a co-founder of our company.

The Corporate Governance and Nominating Committee recommends a vote FOR the re-appointment of Martín Gonzalo Umaran as member of the Board for a term of three (3) years, ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2020.

7

13. Re-appointment of Mr. Guibert Andres Englebienne as member of the board of directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2020.

Draft resolution (Resolution XI)

“The general meeting re-appoints Guibert Andrés Englebienne as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2020.”

Recommendation

The directors are appointed by the General Meeting of Shareholders for a period of up to four (4) years; provided however the directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and provided further that such four-year term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

In accordance with the charter of the Corporate Governance and Nominating Committee adopted by the Board, the Corporate Governance and Nominating Committee is tasked with, among other functions, reviewing and making recommendations to the full Board, or determining whether members of the Board should stand for re-election.

The Corporate Governance and Nominating Committee would like to note that Guibert Andrés Englebienne, in addition to being one of the four founders of the Company and the Company´s current Chief of Technology, has the background described below, which in the opinion of the Committee, qualifies him to serve on the Board due to their expertise and experience:

Guibert Andrés Englebienne

Mr. Englebienne has served as a member of our board of directors and as Chief Technology Officer since 2003. He is one of Globant’s co-founders. Prior to co-founding Globant, Mr. Englebienne worked as a scientific researcher at IBM and, later, as head of technology for CallNow.com Inc. As Globant’s Chief Technology Officer, Mr. Englebienne is the head of our Technology department and our Premier League, an elite team of Globers whose mission is to foster innovation by cross-pollinating their deep knowledge of emerging technologies and related market trends across our Studios and among our Globers. Together with his three Globant co-founders, Mr. Englebienne was selected as an Endeavor Entrepreneur in 2005. In addition to his responsibilities at Globant, Mr. Englebienne is President of Endeavor Argentina. In 2011, he was included in Globalization Today’s “Powerful 25” list. Mr. Englebienne holds a bachelor’s degree in Computer Science and Software Engineering from the Universidad Nacional del Centro de la Provincia de Buenos Aires in Argentina. We believe that Mr. Englebienne is qualified to serve on our board of directors due to his intimate familiarity with our company and his perspective, experience, and operational expertise in the technology services industry that he has developed during his career as a co-founder of our company.

The Corporate Governance and Nominating Committee recommends a vote FOR the re-appointment of Guibert Andrés Englebienne as member of the Board for a term of three (3) years, ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2020.

8

AGENDA OF THE EXTRAORDINARY GENERAL MEETING, PROPOSED RESOLUTIONS AND RECOMMENDATIONS.

1. Decision to increase the authorized capital of the Company, excluding the Company's share capital, to the amount of nine million thirty-five thousand four hundred seventy-two US dollars (US$ 9,035,472), represented by seven million five hundred twenty-nine thousand five hundred sixty (7,529,560) common shares having a nominal value of one US dollar and twenty cents (US$ 1.20) each, including authorization of the Board of Directors to waive, suppress or limit any pre-emptive subscription rights of existing shareholders for any issue or issues of common shares within the scope of the Company’s authorized capital and subsequent amendment of articles 6.1 and 6.2 of the articles of association.

Draft resolution (Resolution I)

“Having heard the report of the board of directors prepared in accordance with Article 32-3 (5) of the Law of 10 August 1915 on commercial companies, as amended (a copy of which shall remain attached to the present deed to be registered therewith), the general meeting resolves to increase the amount of the authorized share capital of the Company to the amount of nine million thirty-five thousand four hundred seventy-two US dollars (US$ 9,035,472), excluding the Company´s share capital, represented by seven million five hundred twenty-nine thousand five hundred sixty (7,529,560) common shares having a nominal value of one US dollar and twenty cents (US$ 1.20) each.

The general meeting further resolves that the board of directors is authorized to issue common shares, to grant options to subscribe for common shares and to issue any other instruments convertible into, or giving rights to, common shares within the limit of the authorized share capital to such persons and on such terms as it shall see fit, and specifically to carry out such issue or issues without reserving a pre-emptive subscription right for the existing shareholders during a period of time from the date of the extraordinary general meeting of shareholders held on 8 May 2017 and ending on the fifth (5th) anniversary of the date of publication in the Recueil Electronique des Sociétés et Associations of the minutes of the extraordinary general meeting of shareholders held on 8 May 2017. Such common shares may be issued above, at or below market value, above or at nominal value, or by way of incorporation of available reserves (including premium).

For the purpose of the above, the general meeting expressly authorizes the board of directors to waive, suppress or limit any pre-emptive subscription rights of shareholders to the extent the board of directors deems such waiver, suppression or limitation advisable for any issue or issues of common shares within the scope of the Company’s authorized share capital.

Finally, the general meeting resolves to amend articles 6.1 and 6.2 of the articles of association of the Company so that they shall read as follows:

“6.1 The Company’s authorized capital, excluding the Company's share capital, is set at nine million thirty-five thousand four hundred seventy-two US dollars (USD$9,035,472), represented by seven million five hundred twenty-nine thousand five hundred sixty (7,529,560) common shares having a nominal value of one US dollar and twenty cents (USD$1.20).”

“6.2 The board of directors is authorized to issue common shares, to grant options to subscribe for common shares and to issue any other instruments convertible into, or giving rights to, common shares within the limit of the authorized share capital, to such persons and on such terms as it shall see fit, and specifically to carry out such issue or issues without reserving a pre-emptive subscription right for the existing shareholders during a period of time from the date of the extraordinary general meeting of shareholders held on 8 May 2017 and ending on the fifth (5th) anniversary of the date of publication in the Recueil Electronique des Sociétés et Associations of the minutes of the extraordinary general meeting of shareholders held on 8 May 2017. Such common shares may be issued above, at or below market value, above or at nominal value, or by way of incorporation of available reserves (including premium). The general meeting has authorized the board of directors to waive, suppress or limit any pre-emptive subscription rights of shareholders to the extent the board deems such waiver, suppression or limitation advisable for any issue or issues of common shares within the scope of the Company’s authorized (un-issued) share capital. This authorization may be renewed, amended or extended by resolution of the general meeting of shareholders adopted in the manner required for an amendment of these articles of association. Upon an issue of shares within the authorized share capital, the board shall have the present articles of association amended accordingly.””

9

Recommendation

The Board recommends a vote FOR approval of the increase of the Company’s authorized capital and the extension of its duration. The reasons and justification for the proposed increase of the authorized capital of the Company are detailed in the report of the Board prepared in accordance with Article 32-3(5) of the law of 10 August 1915 on commercial companies, as amended.

2. Decision to amend article 10.3 of the articles of association of the Company so that it shall read as follows: “10.3 The annual general meeting of shareholders shall be held within six (6) months of the end of each financial year in Luxembourg, at the registered office of the Company or at such other place as may be specified in the convening notice of such meeting”.

Draft resolution (Resolution II)

“The general meeting resolves to amend article 10.3 of the articles of association so that it shall read as follows: “10.3 The annual general meeting of shareholders shall be held within six (6) months of the end of each financial year in Luxembourg, at the registered office of the Company or at such other place as may be specified in the convening notice of such meeting.”

Recommendation

In accordance with its charter, the Corporate Governance and Nominating Committee is tasked with, among other functions, the review of the adequacy of the articles of association of the Company and the recommendation, as conditions dictate, of amendments to the articles of association for consideration by the shareholders.

According to the Reform Law, it is no longer necessary for the Company to specify in its articles of association a fixed date and time on which to hold the annual general meeting of shareholders. As such and in order to grant the Board more flexibility in defining the best date to hold the annual general meeting of shareholders each year, the Corporate Governance and Nominating Committee proposes that the date of the annual general meeting of shareholders be changed from the fourth Friday of April, as currently set forth in the articles of association, to the date that the Board from time to time determines within six (6) months of the end of each financial year.

Therefore the Corporate Governance and Nominating Committee recommends a vote FOR the amendment of article 10.3 of the articles of association of the Company so that it shall read as follows: “10.3 The annual general meeting of shareholders shall be held within six (6) months of the end of each financial year in Luxembourg, at the registered office of the Company or at such other place as may be specified in the convening notice of such meeting.”.

***************

The Annual General Meeting and the Extraordinary General Meeting (together the “Meetings”) shall be conducted in conformity with the voting requirements of the Luxembourg law on commercial companies dated August 10, 1915 as amended and the Company’s Articles of Association.

Each of the items to be voted on the Annual General Meeting will be passed by a simple majority of the votes validly cast, irrespective of the number of common shares present or represented at the Annual General Meeting.

The Extraordinary General Meeting will validly deliberate on the resolution on its agenda provided that a quorum of 50% of the Company’s issued share capital is present or represented. The resolution will be validly adopted by at least two-thirds of the votes validly cast in favour by the shareholders present or represented. If the aforementioned quorum is not met, the extraordinary general meeting may be reconvened by the Board and at the reconvened meeting no quorum will be required.

10

Any shareholder who holds one or more common shares(s) of the Company on April 24, 2017 (the “Record Date”) shall be admitted to the Meetings and may attend the Meetings in person or vote by proxy. Shareholders who have sold their common shares between the Record Date and the date of the Meetings cannot attend the Meetings or vote by proxy. In case of breach of such prohibition, criminal sanctions may apply.

On the date of this Convening Notice, the Company has 34,870,277 (thirty-four million eight hundred seventy thousand two hundred seventy seven) common shares, of which 143,593 are treasury shares held by us. Each common share is entitled to one vote.

Attached to this notice is a proxy card which you must complete in order to vote your common shares by proxy. Proxy cards must be received by American Stock Transfer & Trust Company, LLC at the return address or email indicated on the proxy cards, no later than 24 o´clock Luxembourg Time on May 4, 2017 in order for such votes to count.

Please consult the Company’s website as to the procedures for attending the Meetings or to be represented by way of proxy. A copy of this notice is also available on the Company’s website.

Documents and information required by law, including, amongst others, copies of the consolidated accounts of the Company for the financial year ended December 31, 2016 and the Company’s annual accounts for the financial year ended December 31, 2016, together with the relevant management reports, audit reports and the report of the Board prepared in accordance with Article 32-3(5) of the Law of 10 August 1915 on commercial companies, as amended, are available in the investors section on the Company’s website, www.globant.com. They may also be obtained free of charge at the Company's registered office in Luxembourg.

Yours faithfully,

For the Board of Directors of the Company

/s/ Martin Migoya
Martin Migoya
Title: Chairman of the Board of Directors

11

Procedures for Attending the Meeting and Voting by Proxy

Any shareholder who holds one or more common shares(s) of the Company on April 24, 2017 (the “Record Date”) shall be admitted to the Meeting and may attend the Meeting in person or through his duly appointed attorney, or vote by proxy. Any attorney representing a shareholder must properly file a valid power-of-attorney no later than April 24, 2017 at the address indicated below.

In the case of common shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such entity must present evidence of their authority to attend and vote at the Meeting, by means of a proper document (such as a special power-of-attorney) issued by the respective entity. A copy of such power-of-attorney or other proper document should be filed not later than April 29, 2016 at the address indicated below.

Address for filing powers-of-attorney:

Globant S.A.

37A, avenue J.F. Kennedy,

L-1855 Luxembourg

R.C.S. Luxembourg B 173727

Attention: Pablo Rojo

To vote by proxy, holders of common shares must complete proxy cards. In order for such votes to count, proxy cards must be received by the American Stock Transfer & Trust Company, LLC at the return address or email indicated on the proxy cards no later than 24 o´clock Luxembourg Time on May 4, 2017.

If you hold your common shares through a brokerage account, please contact your broker to receive information on how you may vote your shares.

12

GLOBANT S.A.

May 8, 2017

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The convening notice and proxy card are available at www.globant.com

E-MAIL - Completed proxy cards may be sent via email as a PDF attachment to American Stock Transfer & Trust Company at the following email addresses: proxy@astfinancial.com and admin1@astfinancial.com Please be sure to send your completed proxy card via PDF to both of the email addresses provided and to use the subject line: "Globant Proxy Card".

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the General Meetings.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS (OR THE RELEVANT BOARD COMMITTEE RECOMMENDS A VOTE "FOR" RESOLUTIONS 1-11 OF THE ANNUAL GENERAL MEETING AND RESOLUTIONS 1-2 OF THE EXTRAORDINARY GENERAL MEETING. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE OR BY E-MAIL. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

The undersigned acknowledges receipt from the Company in advance of the execution of this proxy of the Convening Notice, the 2016 Consolidated Accounts of the Company prepared in accordance with IFRS, the 2016 Consolidated Accounts of the Company prepared in accordance with EU IFRS, the 2016 Standalone Accounts of the Company prepared in accordance with Luxembourg GAAP, the management and auditor reports related to the 2016 Accounts, the Report of the Board of Directors on the Increase in Authorized Share Capital and the draft of the updated articles of association of the Company showing the amendments to be adopted at the Extraordinary General Meeting.

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETINGS. ☐

(Option available only until 24 o'clock Luxembourg Time on April 24, 2017)

If amendments or new resolutions are presented at the General Meetings, I irrevocably give the Chairman of the General Meetings the power to vote in my name and as he or she deems fit unless I mark the box below:

I abstain: ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Resolutions of the Annual General Meeting:

Resolution	FOR	AGAINST	ABSTAIN
1. The approval of the consolidated accounts of the Company prepared under EU IFRS and IFRS as of and for the financial year ended December 31, 2016.	☐	☐	☐
2. The approval of the annual accounts of the Company under Lux GAAP as of and for the financial year ended December 31, 2016.	☐	☐	☐
3. The acknowledgement and allocation of the Company's results for the financial year ended December 31, 2016.	☐	☐	☐
4. The grant of full and total discharge to the members of the Board of Directors for the proper exercise of their mandate during the financial year ended December 31, 2016.	☐	☐	☐
5. The approval and ratification of the stock options granted to certain members of the Board of Directors during the 2016 financial year.	☐	☐	☐
6. The approval of the cash compensation for the Board of Directors for the 2017 financial year.	☐	☐	☐
7. The election of Deloitte Audit as the independent auditor for the annual accounts and the EU IFRS Consolidated Accounts of the Company for the 2017 financial year.	☐	☐	☐
8. The election of Deloitte & Co S.A. as the independent auditor for the IFRS consolidated accounts of the Company for the 2017 financial year.	☐	☐	☐
9. The appointment of Mrs. Linda Rottenberg as a director for a term to expire on the date of the annual general meeting of shareholders in 2020.	☐	☐	☐
10. The re-appointment of Mr. Martín Gonzalo Umaran as a director for a term to expire on the date of the annual general meeting of shareholders in 2020.	☐	☐	☐
11. The re-appointment of Mr. Guibert Andrés Englebienne as a director for a term to expire on the date of the annual general meeting of shareholders in 2020.	☐	☐	☐

Resolutions for the Extraordinary General Meeting:

Resolution	FOR	AGAINST	ABSTAIN
1. The approval of the increase in the authorized share capital of the Company and subsequent amendments to the Articles of Association.	☐	☐	☐
2. The approval of an amendment to Article 10.3 of the Articles of Association and subsequent amendments to Articles of Association.	☐	☐	☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

GLOBANT S.A.

37A, avenue J.F. Kennedy, L-1855 Luxembourg
RCS Luxembourg: B 173727

The undersigned hereby appoints the Chairman of the General Meetings as proxy, with full power of substitution, to represent and vote as designated on the reverse side, all the shares of Common Stock of Globant S.A. held of record by the undersigned at 24 o'clock (Luxembourg time) on April 24, 2017, at the Annual General Meeting and Extraordinary General Meeting of Shareholders to be held at the Company's legal address located at 37A, avenue J.F. Kennedy, L-1855 Luxembourg, or any adjournment or postponement thereof.

(Continued and to be signed on the reverse side.)

1.1 14475